Commonwealth of Virginia



STATE CORPORATION COMMISSION

Richmond, April 15, 2022

This is to certify that the certificate of organization of

21ST STREET PROPERTIES, LLC

was this day issued and admitted to record in this office and that the said limited

liability company is authorized to transact its business subject to all Virginia laws

applicable to the company and its business.

Effective date: April 15, 2022

STATE CORPORATION COMMISSION
Attest:

Clerk of the Commission

MINUTES
21ST STREET PROPERTIES, LLC.
Board of Directors Meeting
August 6th, 2024

President Anthony Schmidt called the meeting to order at 12:00 PM on August 6th, 2024, at the 21st Street Properties office located in Virginia Beach, VA. In attendance were President Anthony Schmidt and Chief Financial Officer D. Ben Berry.

The purpose of this meeting was to discuss and make decisions regarding the conversion and reallocation of 3 stock units. Currently, there are 100 Class A units in existence. Of these, 4 units have already been sold, leaving 96 units still available.

The plan is to manage these 96 available Class A units as follows:

- 3 units will remain available for sale as Class A.
- 3 Class A units will be converted into Class B.
- Mr. Schmidt will retain the remaining 90 units.

The conversion will involve transforming these 3 Class A units into 120,000 Class B shares. Each Class B share will be valued at $10, resulting in a total valuation of $1.2 million. The newly created Class B shares will be offered for sale through crowdfunding. The remaining Class B shares that are not sold through this campaign will continue to be owned by Mr. Schmidt.

The Board unanimously approved the proposed conversion plan. As a result, the 3 Class A units will be converted into Class B shares, while the remaining Class A units will maintain their current status.

With no additional business on the agenda, the meeting was adjourned at 12:15 PM.

_____ 8/6/2024
Anthony Schmidt, President

_____
D. Ben Berry, CFO